[LOGO OF ACERGY]

                                                         seabed-to-surface

                    ACERGY S.A. CONFERENCE CALL NOTIFICATION
                              THIRD QUARTER RESULTS

London, England - September 27, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) will release its third quarter 2006 results on Wednesday October
11, 2006. A conference call will be held to discuss the earnings and review business operations on Wednesday October 11, 2006 at 3:00pm UK Time (10.00 am
EDT(*))

PARTICIPATING IN THE CONFERENCE CALL WILL BE:

     o Tom Ehret - Chief Executive Officer
     o Stuart Jackson - Chief Financial Officer

From 12 noon UK time the following information will be available on the Acergy website: http://www.acergy-group.com:

     o A copy of the third quarter 2006 results press release
     o A copy of a presentation to be reviewed on the earnings call

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CONFERENCE CALL INFORMATION                       REPLAY FACILITY DETAILS
----------------------------------------------    --------------------------------------------
Lines will open 10 minutes prior to conference    This facility is available from 5pm UK
call.                                             Time (12 noon EDT(*)) Wednesday
                                                  October 11, 2006 until 11pm UK Time
                                                  (6 pm EDT(*)) Wednesday October 18, 2006.
Date: Wednesday October 11, 2006
Time: 3.00 pm UK Time (10 am EDT(*))

Conference Dial In Numbers:                       Conference Replay Dial In Numbers:
UK Toll Free         : 0800 559 3272              UK Toll Free         : 0800 559 3271
USA                  : +1 718 354 1157            USA                  : +1 718 354 1112
Norway               : +47 23 16 27 87            France               : +33 (0) 1 71 23 02 48
France               : +33 (0) 1 70 99 42 78      Italy                : +39 026 968 2247
Italy                : +39 026 963 3533           Netherlands          : +31 (0) 207 132 791
Netherlands          : +31 (0) 20 713 2790        Germany              : +49 (0)69 22222 0418
Germany              : +49 (0) 69 9897 2631       International Dial In: +44 (0)20 7806 1970
International Dial In: +44 (0) 20 7138 0813       Passcode             : 6217241#

(*)EDT = Eastern Daylight Saving Time

Alternatively a live webcast and a playback facility will be available on the Company's website www.acergy-group.com

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
********************************************************************************
CONTACTS:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

           If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com